AMERICAN MEDIA SYSTEMS CO.
3500 CORNETT ROAD
VANCOUVER BC, V5M 2H5

July 11, 2005

United States
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attention:	Mr. Mark Shuman Branch Chief - Legal

	RE:	American Media Systems Co.
Form SB-2 Registration Statement
Registration No. 333-123169

Dear Mr. Shuman:

Pursuant to the provisions of Rule 461 of Regulation C of the Securities Act of 1933, as amended, American Media Systems Co. (the "Company") requests acceleration of the effective date of its Form SB-2 Registration Statement to July 15, 2005, at 2:00 p.m., E.D.T., or as soon thereafter as practicable.

The Company is aware that the filing with the Securities and Exchange Commission (the "Commission") may not be relied upon in any degree to indicate that the registration statement is true, complete or accurate.

Please be advised that the Company has not distributed any preliminary prospectus and the Company is in compliance with Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

Further, no other documents, reports or memoranda have been prepared for external use by the Company.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
RE:	American Media Systems Co.
Form SB-2 Registration Statement
Registration No. 333-123169

July 11, 2005

The undersigned is aware of its respective responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed transaction specified in the above captioned registration statement.

Thank you for your cooperation.

Yours truly,

American Media Systems Co.

BY:	/s/ Alexander Vesak
Alexander Vesak
President, Secretary, and Principal Financial Officer, Principal Accounting Officer, and a member of the Board of Directors.

cc: Conrad C. Lysiak